NEWS RELEASE

Lithium Argentina Finalizes PPG Joint Venture;
Announces $180M Strategic Investment from Ganfeng

August 24, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) and Ganfeng Lithium Group Co., Ltd. ("Ganfeng") today announced they have entered into definitive agreements to finalize the new joint venture ("PPG JV") consolidating the Pozuelos-Pastos Grandes projects ("PPG") in Salta Province, Argentina.

Concurrently, Ganfeng has agreed to invest $180 million in Lithium Argentina through a six-year unsecured convertible note with a 4.0% coupon and convertible into Lithium Argentina's common shares at $12.50 per share (the "Strategic Investment"). The conversion price represents a premium of approximately 96% to the five-day volume-weighted average price ("VWAP") of the Company's common shares on the NYSE for the period ending August 21, 2026. Proceeds, together with cash on hand, are intended to be used to fully repay the Company's $259 million convertible debt due January 2027, extending the Company's debt maturity profile on an unsecured basis and strengthening the balance sheet.

Sam Pigott, CEO of Lithium Argentina, commented: "These transactions strengthen our balance sheet and minimize dilution for our shareholders, while positioning both Cauchari-Olaroz and PPG to deliver significant value. At Cauchari-Olaroz, with over $300 million of liquidity at the operation, access to low-cost financing and substantial free cash flow generation, we are strongly positioned to fund the Stage 2 expansion organically and accelerate our growth plans. At PPG, the consolidated joint venture brings together three complementary projects into a single large scale operation - strengthening our joint financing process already underway and preserving every option to unlock its full value for shareholders."

Wang Xiaoshen, CEO of Ganfeng, commented:  "The PPG JV and this Strategic Investment reflect the strength of a partnership built over nearly a decade and more than $2 billion of combined investment in Argentina's lithium sector. At Cauchari-Olaroz, the largest lithium brine operation in Argentina, we have demonstrated what our companies can achieve together, and this latest investment reflects the strong long-term value Ganfeng sees in Lithium Argentina and our confidence in the growth we are building. Together, we are advancing a shared vision to grow to over 200,000 tonnes per annum of LCE capacity - bringing advanced processing technologies, jobs and investment to make Argentina the leading source of growth in low-cost, environmentally responsible lithium chemicals production."

PPG JV

Lithium Argentina and Ganfeng have entered into definitive agreements establishing the PPG JV, bringing together three adjacent projects in Salta Province, Argentina - Ganfeng's Pozuelos-Pastos Grandes project, Lithium Argentina's Pastos Grandes and Sal de la Puna projects - as a single consolidated basin-wide development. The PPG JV is advancing an integrated development targeting 150,000 tonnes per annum ("tpa") of lithium carbonate equivalent ("LCE") across three phases, leveraging shared infrastructure and one of the largest consolidated lithium brine resource bases globally.

PPG JV Key Terms:

  Joint Partnership: Ganfeng and Lithium Argentina hold 67% and 33%, respectively.
  Governance Rights: Key decisions, including approval of the development plan, financings and budgets, require the approval of both PPG JV partners.
  Operatorship: Ganfeng's team in Salta will act as operator with a joint technical and financial committee providing oversight of all key decisions.
  Funding: Both partners fund the PPG JV in proportion to their ownership interests; annual funding in excess of $20 million requires joint approval until a project-level financing process is completed.
  Financing Process: The Company and Ganfeng continue to jointly advance the financing process for the PPG JV, including project-level debt and a potential minority strategic investor.
  Offtake Rights: Both parties are entitled to offtake in proportion to their ownership interests.

NEWS RELEASE
  Investment to Date: A combined historical investment, including property acquisition and development, of $1.8 billion.
  RIGI: Application submitted in Q1 2026, incorporating the full 150,000 tpa of LCE development plan, with approval expected by the end of 2026.

PPG JV is expected to be completed in September 2026. Upon completion, the PPG projects will be consolidated under Millennial Lithium B.V., a Dutch holding company owned 67% by Ganfeng and 33% by Lithium Argentina, which will indirectly own 100% of the Argentine entities holding the projects consisting of PPG.

$180 Million Strategic Investment

Lithium Argentina has agreed to issue a $180 million unsecured convertible note to Ganfeng with the following key terms:

  Offering: $180 million unsecured convertible note.
  Coupon: 4.0% per annum, payable semi-annually.
  Conversion Price: $12.50 per share, representing a premium of approximately 96% to the five-day VWAP of the Company's common shares on the NYSE.
  Maturity: Six years from the date of issuance (2032), if not converted or redeemed earlier.
  Accelerated Redemption: Redeemable by the Company at par after the first anniversary of issuance if the Company's share price exceeds 130% of the conversion price for 20 trading days within any 30 consecutive trading-day period.
  Change of Control: Upon a change of control, the note may be converted prior to closing or the note rolls into the consideration received by common shareholders (including securities of a publicly listed acquirer).
  Other Terms: Unsecured, with no offtake rights or other commercial arrangements attached. The note is transferable only with the Company's consent, is subject to hedging restrictions and includes customary anti-dilution adjustments and a 12-month participation right for Ganfeng to maintain its ownership level. Conversion is subject to a cap of 19.99% of the Company's issued and outstanding shares, with terms otherwise customary for a convertible offering.
  Use of Proceeds: Repayment in full of the Company's existing convertible debt due January 2027.
  Closing: The Strategic Investment is expected to close in September 2026, subject to customary closing conditions, including approval of the TSX and NYSE.

Lithium Argentina ended Q2 2026 with $100 million in cash and equivalents and received an additional $27 million in distributions from Cauchari-Olaroz in Q3 2026. With the proceeds of the Strategic Investment and cash available, the Company expects to fully repay the $259 million convertible debt due January 2027. Concurrent with closing of the Strategic Investment, the Company will terminate the existing $130 million debt facility, releasing the associated security and preferential offtake rights.

Ganfeng currently owns approximately 9.6% of the Company's issued and outstanding common shares. Assuming conversion of the note in full, Ganfeng would receive 14.4 million additional common shares and would own approximately 16.1% of the Company's common shares on a fully diluted basis.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng, operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

Cauchari-Olaroz is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

NEWS RELEASE

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  the anticipated completion, terms and conditions and anticipated benefits of the PPG JV and the Strategic Investment; the receipt of all necessary approvals for the Strategic Transaction and the PPG JV, including of the approval of the TSX and NYSE of the Strategic Investment; the expected use of proceeds from the Strategic Investment, together with cash on hand, to repay, in full, the convertible notes due January 2027, and the anticipated benefits therefrom; the termination of the existing $130 million debt facility and related release of the associated security and preferential offtake rights concurrently with the closing of the Strategic Investment; plans to grow to over 200,000 tpa of LCE capacity and bringing advanced processing technologies, jobs and investment to Argentina and the anticipated benefits therefrom; the financing plans for the PPG JV, including project-level debt and the potential introduction of a minority strategic investor, and the expectation that the PPG JV and Stage 2 at Cauchari-Olaroz will each be self-funded; the approval of Stage 2 expansion at Cauchari-Olaroz under RIGI and the anticipated timing for formal ratification of such approval; the benefits of the approval of Stage 2 expansion at Cauchari-Olaroz under RIGI; the Company's plans for PPG and the PPG JV, including building a diversified and resilient supply chain of lithium chemicals and the anticipated benefits therefrom and the advancement of integrated development targeting 150,000 tpa of LCE across three phases; benefits of RIGI; the Company's plans and next steps to advance Stage 2 and PPG; the timing and amount of future production, capacity and anticipated costs; and global production estimates.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: ability of the Company and Ganfeng Lithium Group Co. Ltd. to complete the PPG JV and Strategic Investment on the terms and conditions as currently contemplated; current technological trends; the business relationship between the Company and Ganfeng Lithium Group Co. Ltd.; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the PPG JV and the Strategic Investment may not be completed as anticipated, or at all; the anticipated benefits of the PPG JV and the Strategic Investment may not be realized as contemplated, or at all; the Company may not obtain all necessary approvals for the Strategic Transaction and the PPG JV, including of the approval of the TSX and NYSE of the Strategic Investment, as contemplated, or at all; the Company may not be able to use proceeds from the Strategic Investment, together with cash on hand, or realize the benefits from the intended use, as contemplated, or at all; the Company may not be able to terminate the existing $130 million debt facility and complete the related release of the associated security and preferential offtake rights as contemplated, or at all; the Company and Ganfeng may not be able to achieve over 200,000 tpa of LCE capacity in Argentina and realize the anticipated benefits therefrom, as contemplated, or at all; the Company may not be able to achieve the financing plans for the PPG JV as contemplated, or at all; the approval of Stage 2 expansion at Cauchari-Olaroz under RIGI may not be obtained and the anticipated timing for formal ratification of such approval may not occur as contemplated, or at all; the benefits of the approval of Stage 2 expansion at Cauchari-Olaroz under RIGI may not be realized as anticipated, or at all; the Company's plans for PPG and the PPG JV may not be implemented as contemplated, or at all; the Company's plans and next steps to advance Stage 2 and PPG may not be implemented as contemplated, or at all; the benefits from the Company's advancement of Stage 2 and PPG may not be realized as anticipated, or at all; the benefits of RIGI may not be realized as anticipated, or at all; the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

NEWS RELEASE

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.